Exhibit 100.1

NICE and CoPaCC Study Reveals the Top Digital Evidence
Management Challenges for UK Police Forces

Survey confirms that collecting, converting and sharing digital evidence are major challenges for police investigators

Hoboken, N.J., December 20, 2018 – NICE (Nasdaq: NICE) today announced that it has published the results of a special Digital Evidence Management benchmark study conducted jointly with CoPaCC, an organization dedicated to police governance issues. The ”Digital Evidence Management: User Perspectives Benchmark Report” confirms that collection, conversion and sharing of digital evidence are the top three challenges forces face in managing growing volumes of digital evidence.

The study, part of a broader CoPaCC National Police ICT user survey, solicited the views of thousands of police executives and officers from England, Wales and Scotland, with the support of the Police Federation of England & Wales, the Police Superintendents’ Association and the Association of Scottish Police Superintendents. Nearly 4,000 polices officers and staff across all UK police forces were asked about their digital evidence management challenges, how they’re coping, and plans for the future. The survey surfaced many common themes and concerns, along with detailed first-hand accounts of the day-to-day challenges investigators are encountering.

According to respondents, the top three digital evidence management challenges are:
•	Sharing evidence electronically with prosecutors
•	Manually collecting evidence on site (such as CCTV video)
•	Converting proprietary CCTV video to a playable format

Chris Wooten, Executive Vice President, NICE, said, “As digital evidence continues to grow at a rapid pace, it’s creating a perfect storm. Mounting digital evidence is on a collision course with outdated technology and decades-old investigative processes, and police forces are reaching a breaking point. Due to lack of effective digital evidence management solutions, investigators are still stuck in a low-tech world where evidence collection, viewing of CCTV, and digital evidence analysis and sharing continue to be mostly manual inefficient processes. NICE developed NICE Investigate as an answer to these problems. NICE Investigate can transform how departments manage investigations and digital evidence, and make investigators more efficient and effective crime-solvers.”

To download the complete Digital Evidence Management: User Perspective’s Benchmark Report, visit https://info.nice.com/Policing-Insight-DEM-Report.html.

Police executives in the UK can also learn more by attending NICE’s Transformational Policing Summit on March 19, 2019 at the Chelsea Football Club in London. To register for this event, visit https://info.nice.com/transformational-policing-summit-london-2019.html.

About NICE Investigate
Running on the Microsoft Azure cloud, NICE Investigate is a comprehensive, secure, cloud-based solution for managing investigations and digital evidence. It automates digital evidence collection, analysis and sharing to enhance case solvability. NICE Investigate earned Frost & Sullivan's Technology Leadership Award for Investigation and Evidence Management Solutions, and was named Best Investigation solution in American Security Today’s ‘ASTORS’ Awards two times. For more information on NICE Investigate visit www.nice.com/Investigate.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.